GORDON K.W. GEE
Chartered Accountant	#601 -325 Howe Street Vancouver, BC V6C 1Z7
An Incorporated Professional	Telephone: (604) 689 -8815 Facsimile: (604) 689 -838
Email: gkwg@telus.net

AUDITOR’S REPORT

To the Board of Directors and Shareholders of Sutcliffe Resources Ltd.:

I have audited the accompanying balance sheet of Sutcliffe Resources Ltd. as at 31 December 2004 and 2003 and the related statements of operations and deficit, cash flow and changes in shareholders’ equity and comprehensive income for the years ended 2004,2003 and 2002. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit, including sections of Note 11 pertaining to United States Accounting Principles which have been restated if required.

I have conducted my audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (US). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of Sutcliffe Resources Ltd. as at 31 December 2004 and 2003 and the results of the operations and deficit, cash flows and changes in shareholders’ equity for the years ended 31 December 2004, 2003 and 2002, in conformity with generally accepted accounting principles accepted in the Canada. As required by the Companies Act of Alberta, I report that, in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

      “Gordon K.W. Gee Ltd.”
CHARTERED ACCOUNTANT

Vancouver, B.C., Canada
23 March 2005